

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

March 12, 2015

Via E-mail
Mr. Chris Bellairs
Executive Vice President and Chief Financial Officer
Dean Foods Company
2711 North Haskell Avenue, Suite 3400
Dallas, TX 75204

> **Re:** **Dean Foods Company**
> **Form 10-K for the Fiscal Year Ended December 31, 2014**
> **Filed February 17, 2015**
> **File No. 001-12755**

Dear Mr. Bellairs:

We have limited our review of your filing to the financial statements and related disclosures and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

Please respond to these comments within ten business days by providing the requested information or advise us as soon as possible when you will respond. If you do not believe our comments apply to your facts and circumstances, please tell us why in your response.

After reviewing your response to these comments, we may have additional comments.

Notes to Financial Statements, page F-6

Note 20, Segment, Geographic and Customer Information, page F-51

1. We note you manufacture, market and distribute a wide variety of branded and private label dairy case products, including fluid milk, ice cream, cultured dairy products, creamers, juice, tea, ice cream mix and other dairy products. However, your footnotes do not provide revenue from external customers for each product or group of similar products as required by FASB ASC paragraph 280-10-50-40. Please expand your disclosure to address this disclosure requirement. In this regard, we note your disclosures on pages 3 and 4 of your Form 10-K, as well as the Brands page on your website, www.deanfoods.com, that identify the different dairy case brands and product offerings you produce, including more than 50 local and regional dairy brands and private labels.

We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing to be certain that the filing includes the information the Securities Exchange Act of

1934 and all applicable Exchange Act rules require. Since the company and its management are in possession of all facts relating to a company's disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

In responding to our comments, please provide a written statement from the company acknowledging that:

- the company is responsible for the adequacy and accuracy of the disclosure in the filing;

- staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and

- the company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

You may contact Joseph Klinko at (202) 551-3824, Kimberly L. Calder at (202) 551-3701 or me at (202) 551-3489 with any questions.

Sincerely,

/s/ Brad Skinner

Brad Skinner
Senior Assistant Chief Accountant